                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               __________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.          )1


                      Specialty Chemical Resources, Inc.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                         Common Stock, $.10 par value
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                847  487  20  4
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Edwin M. Roth
                             9100 Valley View Road
                             Macedonia, Ohio  44056
                                (216) 468-1380
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 June 8, 1995
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                          If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                          Check the following box if a fee is being paid with
this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


 -------------------------------------------

        1      The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1       NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  Edwin M. Roth

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [x]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS*

                                  PF

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEM 2(d) or 2(e)                                              [ ]


      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
                                     7        SOLE VOTING POWER            981,255
        NUMBER OF
        SHARES BENEFICIALLY          8        SHARED VOTING POWER            6,250
        OWNED BY
        EACH REPORTING               9        SOLE DISPOSITIVE POWER       981,255
        PERSON WITH
                                    10       SHARED DISPOSITIVE POWER        6,250



     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           987,505

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                           [ ]

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              24.6%

     14       TYPE OF REPORTING PERSON*

                                              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


ITEM 1.                   SECURITY AND ISSUER.

        The class of equity securities to which this Schedule relates is the Common Stock, par value $.10 per share (the "Common Stock"), of the issuer, Specialty Chemical Resources, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9100 Valley View Road, Macedonia, Ohio 44056.

ITEM 2.                   IDENTITY AND BACKGROUND.

        (a)   This Statement is being filed by Edwin M. Roth.

        (b) Mr. Roth's principal business address is 9100 Valley View Road, Macedonia, Ohio 44056.

        (c) Mr. Roth is the President and Chairman of the Board of Directors of the Company. The Company is a custom formulator of specialty chemical products in aerosol containers primarily for the industrial and automotive maintenance markets.

        (d) During the last five years, Mr. Roth has not been convicted in a criminal proceeding.

        (e) During the last five years, Mr. Roth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Mr. Roth is a citizen of the United States.

ITEM 3.                   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Roth used personal funds to effect the purchase to which this Schedule relates. The aggregate amount of funds used to make the purchase was $1,650,500.00.

ITEM 4.                   PURPOSE OF TRANSACTION.

        Mr. Roth purchased 330,100 shares of Common Stock pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 8, 1995 among Mr. Roth and First Manhattan Co., on behalf of its partners, employees and clients that own Common Stock (collectively, "Sellers"), for $5.00 per share, or an aggregate purchase price of $1,650,500.00 (the "Transaction"). The purpose of the Transaction was to increase Mr. Roth's ownership interest in the Company and to enhance the likelihood that the Board of Directors' nominees would be elected as directors of the Company for the ensuing year.

                                                               Page 4 of 6 Pages

        The Transaction occurred during a proxy contest for the election of six directors of the Company, which constitutes the Company's entire Board of Directors, at the Company's Annual Meeting of Stockholders on June 8, 1995.
The shares were transferred to Mr. Roth in a brokerage transaction. As part of the Transaction, Sellers voted their shares in favor of management's slate of directors pursuant to an irrevocable proxy. Delivery by the Sellers of such proxy enhanced the likelihood that the Company's nominees would be elected as directors at the Annual Meeting.

        Prior to the Transaction, Mr. Roth beneficially owned approximately 16.36% of the Company's outstanding Common Stock. The Transaction increased his beneficial ownership of the outstanding Common Stock to approximately 24.6%. Mr. Roth intends to dispose of a portion of the shares acquired which would reduce his ownership interest to approximately 21.8%. See Item 6 below.

        The purchase by Mr. Roth of additional shares of Common Stock pursuant to the Transaction evidences his confidence in the Company's present Board of Directors and management team and his belief that the strategic direction that the Company is currently pursuing is in the best long term interest of the Company and its stockholders. Mr. Roth may, from time to time, acquire additional shares of Common Stock pursuant to various stock option plans of the Company.

        Except as disclosed herein, Mr. Roth has no plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

        On June 8, 1995, the Board of Directors of the Company, of which Mr. Roth is the Chairman, adopted two amendments to the Amended and Restated By-Laws of the Company. Article I, Section 5, paragraph (b) of the By-Laws was amended and restated to provide that the officer presiding at a meeting of stockholders may adjourn the meeting, regardless of whether a quorum is present. Article I, Section 10 was amended to add paragraph (b) to establish a procedure for fixing a record date to determine the stockholders entitled to consent to corporate action in writing without a meeting.

ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Roth beneficially owns 987,505 shares of Common Stock, representing approximately 24.6% of the Common Stock outstanding on April 28, 1995. This number includes 86,667 shares of Common Stock which Mr. Roth has or had within 60 days after the date of this Schedule the right to acquire upon the exercise of options.

        (b) Mr. Roth has sole voting power and sole dispositive power over 981,255 shares of Common Stock (including 86,667 shares of Common Stock subject to options currently exercisable or exercisable within 60 days from the date of this Schedule). Mr. Roth has shared voting power and shared dispositive power over 6,250 shares of Common Stock, which are owned by the Edwin M. Roth Family Foundation, Inc. (the "Foundation"), a not-for-profit Ohio corporation, of which Mr. Roth and his son, Mr. Corey B. Roth, are both officers and trustees.

                                                               Page 5 of 6 Pages


        Mr. Corey Roth, a United States citizen, is the Vice President, Treasurer and Assistant Secretary of the Company and his principal business address is 9100 Valley View Road, Macedonia, Ohio 44056. During the last five years, Mr. Corey Roth has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Corey Roth beneficially owns 161,611 shares of Common Stock, including the 6,250 shares owned by the Foundation.

        (c) In the past 60 days, Mr. Roth has had no transactions in the Common Stock, except as described in Item 4 above.

        (d) Except as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Roth.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Mr. Roth purchased the shares to which this Schedule relates pursuant to the Stock Purchase Agreement. See Item 4 above.

        Mr. Roth has a verbal understanding with CEW Partners, an entity that is not affiliated with the Company, pursuant to which CEW Partners intends to purchase from Mr. Roth 110,033 shares of Common Stock that are the subject of this Schedule for an aggregate purchase price of $550,165 ($5.00 per share). It is anticipated that such purchase would take place in June 1995. Mr. Roth and CEW Partners have no agreement or understanding with respect to the voting or disposition of, or otherwise with respect to, these shares. Mr. Roth disclaims that he and CEW Partners constitute a group.

        Except as described herein, Mr. Roth has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.                   MATERIAL TO BE FILED AS EXHIBITS.

        The Stock Purchase Agreement is filed as Exhibit A hereto and incorporated herein.

        The Award Agreements for the 86,667 shares of Common Stock subject to options are filed as Exhibit B hereto and incorporated herein.

                                                               Page 6 of 6 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       June 16, 1995
                                       ------------------------------------
                                       (DATE)

                                       /s/ Edwin M. Roth
                                       -------------------------------------
                                       (SIGNATURE)

                                       President and Chairman of the Board
                                       -------------------------------------
                                       (NAME/TITLE)

                               AWARD AGREEMENT            EXHIBIT B

                         (Non-Qualified Stock Option)

     This Award Agreement is made as of this 27th day of February, 1992, between Specialty Chemical Resources, Inc., a Delaware corporation (hereinafter called the "Company"), and Edwin Roth, an employee of the Company or one or more of its subsidiaries (hereinafter called the "Employee").

     WHEREAS, the Company has heretofore adopted the 1988 Non-Qualified and Incentive Stock Option Plan (the "Plan"); and

     WHEREAS, it is a requirement of the Plan that an Award Agreement be executed to evidence the Non-Qualified Stock Option (the "Award") granted to the Employee;

     NOW, THEREFORE, in consideration of the mutual convenants hereinafter set forth and for other good and valuable consideration, the parties hereto have agreed, and do hereby agree, as follows:

     1. GRANT OF AWARD. The Company hereby grants to the Employee the right and option (hereinafter called the "Option") to purchase all or any part of an aggregate of Sixty Thousand (60,000) shares of the Common Stock, $.10 par value, of the Company ("Shares") (such number being subject to adjustment as set forth herein and in the Plan) on the terms and conditions set forth herein and in the Plan.

     2. TYPE OF AWARD. The option granted under this Award Agreement is a Non-Qualified Stock Option and shall not be treated by the Company or the Employee as an Incentive Stock Option for Federal income tax purposes.

     3. PURCHASE PRICE. The option price of the shares covered by the Option is $10.00 per Share.

     4.  TERM OF AWARD.

     (a) The Term of the Award shall be for a period of five (5) years from the date hereof, subject to earlier termination as hereafter provided, and

     (b) prior to its expiration or termination the Award may be exercised within the following time limitations:

          (i) After one (1) year from the date hereof, it may be exercised as to not more than one-third (1/3) of the Shares originally subject to the Option.

          (ii) After two (2) years from the date hereof, it may be exercised as to not more than an aggregate of two-thirds (2/3) of the Shares originally subject to the Option.

          (iii) After three (3) years from the date hereof, it may be exercised as to any part or all of the Shares originally subject to the Option.

5.  Exercise of Award

     (a) In order to exercise the Award, the person or persons entitled to exercise it shall deliver to the Treasurer of the Company written notice of the number of full Shares with respect to which the Award is to be exercised. The notice shall be accompanied by payment in full for any Shares being purchased, which payment will be in cash. No fractional Shares shall be issued.

     (b) No Shares shall be issued until full payment therefor has been made, and the Employee will have none of the rights of a stockholder in respect of such Shares until they are issued.

     6. NONTRANSFERABILITY. The Award shall not be transferable otherwise than by will or the laws of descent and distribution, and the Award may be exercised, during the lifetime of the Employee, only by him.

     7. TERMINATION OF EMPLOYMENT. In the event that the employment of the Employee is terminated (otherwise than by reason of death, disability or retirement), the Award may be exercised by the Employee (to the extent that he was entitled to do so at the termination of his employment) at any time within three (3) months after such termination, but not beyond the original Term thereof. So long as the Employee shall continue to be an employee of the Company or one or more of its subsidiaries, the Award shall not be affected by any change of duties or position. Nothing in this Award Agreement is intended to confer upon the Employee any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with the right of the Company or any such subsidiary to terminate his employment at any time. Anything herein contained to the contrary notwithstanding, in the event of any termination of the Employee's employment for cause of if the Employee voluntarily terminates his employment without cause, the Award, to the extent not theretofore exercised, shall forthwith terminate.

     8. DEATH OF EMPLOYEE. If the Employee dies while he is employed by the Company or one or more of its subsidiaries or within (3) months after the termination of his employment, the Award may be exercised (to the extent that Employee was entitled to do so at the time of his death) by a legatee or legatees of the Employee under his last will, or by his personal representatives or distributees, at any time within six (6) months after his death, but not beyond the original Term of the Award.

     9. DISABILITY OF EMPLOYEE. If the employment of the Employee terminates or account of his having become "disabled," as defined in Section 22(e)(3) of the Code, the Award may be exercised by the Employee (to the extent that he was entitled to do so at the termination of his employment on account of his becoming disabled) at any time within six (6) months after the date on which his employment terminated, but not beyond the original Term of the Award.

     10. RETIREMENT OF EMPLOYEE. If the employment of the Employee terminated by reason of retirement entitling the Employee to benefits under the provisions of any retirement plan of the Company or a subsidiary in which the Employee participates (or, if no such plans exist, at or after age sixty-five
(65)), the Award may be exercised by the Employee (to the extent that he was entitled to do so at the time of his retirement) at any time within ninety (90) days after the date on which his employment terminated, but not beyond the orignial Term of the Award.

     11. TAXES. The Company shall have the right to require a person entitled to receive Shares pursuant to the exercise of this Award under the Plan to pay the Company the amount of any taxes which the Company is or will be required to withhold with respect to such Shares before the certificates for such Shares is delivered pursuant to the Award. Furthermore, the Company may elect to deduct such taxes from any amounts payable in cash or in Shares at the time of exercise or from any other amounts payable any time thereafter in cash to the Employee.

     12. CHANGES IN CAPITAL STRUCTURE. In the event of changes in all of the outstanding Shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of Shares, separations, reorganizations, or liquidations, or, in the event of extraordinary cash dividends being declared with respect to the Shares, or other similar transactions, the number and class of Shares subject to the Award hereby granted and the option price thereof shall be correspondingly equitably adjusted by the Committee, or the Board if no Committee is appointed (which adjustment may, but need not, include payment in cash or in Shares in an amount equal to the difference between the option price of the Shares subject to this Option and the then current fair market value of the Shares subject to this Option, as equitably determined by the Committee or the Board, as the case may
be), as it will decide in its sole discretion.

     13. SECURITIES LAW COMPLIANCE. The Award may not be exercised and the Company shall not be required to issue any Shares hereunder if such issuance would, in the judgment of the Board or the Committee, constitute a violation of any state or federal law, or of the rules or regulations of any governmental regulatory body, or any securities exchange. The Company may, in its sole discretion, require the Employee to furnish the Company with appropriate representations and a written investment agreement prior to the exercise of the Award and the delivery of any Shares pursuant to the Award.

     14. INCORPORATION OF PROVISIONS OF THE PLAN. All of the provisions of the Plan, pursuant to which this Award is granted, are hereby incorporated by reference and made as part hereof as if specifically set forth herein, and to the extent of any conflict between this Award Agreement and the terms contained in the aforesaid Plan, the Plan shall control. To the extent any capitalized terms are not otherwise defined herein, they will have the meaning set forth in paragraph 2 of the Plan.

     IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed by its officers thereunto duly authorized, and the Employee has hereunto set his hand, all on the day and year first above written.



                      SPECIALTY CHEMICAL RESOURCES, INC.

                      By:  /s/ Corey Roth
                           ________________________________________

                           /s/ Edwin M. Roth
                           _________________________________________
                                                           ("Employee")

                               AWARD AGREEMENT

                         (Non-Qualified Stock Option)

        This AWARD AGREEMENT is made as of this 12th day of March 1993 between Specialty Chemical Resources, Inc., a Delaware corporation (hereinafter called the "Company"), and Edwin M. Roth, an employee of the Company or one or more of its subsidiaries (hereinafter called the "Employee").
        WHEREAS, the Company has heretofore adopted the 1989 Non-Qualified and Incentive Stock Option Plan (the "Plan"); and
        WHEREAS, it is a requirement of the Plan that an Award Agreement be executed to evidence the Non-Qualified Stock Option (the "Award") granted to the Employee.
        NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto have agreed, and do hereby agree, as follows:
        1. GRANT OF AWARD. The Company hereby grants to the Employee the right and option (hereinafter called the "Option") to purchase all or any part of an aggregate thirty thousand (30,000) shares of the Common Stock, $.10 par value, of the Company ("Shares") (such number being subject to adjustment as set forth herein and in the Plan) on the terms and conditions set forth herein and in the Plan.
        2. TYPE OF AWARD. The option granted under this Award Agreement is a Non-Qualified Stock Option and shall not be treated by the Company or the Employee as an Incentive Stock Option for Federal income tax purposes.

        3. PURCHASE PRICE. The option price of the Shares covered by the Option is $6.00 price per share.
        4.  TERM OF AWARD.
            (a) The Term of the Award shall be for a period of five (5) years from the date hereof, subject to earlier termination as hereafter provided, and
            (b) Prior to its expiration or termination, the Award may be exercised within the following time limitations:
                  (i) After one (1) year from the date hereof, it may be exercised as to not more than one-third (1/3) of the Shares originally subject to the Option.
                 (ii) After two (2) years from the date hereof, it may be exercised as to not more than an aggregate of two-thirds (2/3) of the Shares originally subject to the Option.
                (iii) After three (3) years from the date hereof, it may be exercised as to any part or all of the Shares originally subject to the Option.
        5.  EXERCISE OF AWARD.
            (a) In order to exercise the Award, the person or persons entitled to exercise it shall deliver to the Treasurer of the Company written notice of the number of full Shares with respect to which the Award is to be exercised. The notice shall be accompanied by payment in full for any shares being purchased, which payment will be in cash. No fractional shares shall be issued.
            (b) No Shares shall be issued until full payment therefor has been made, and the Employee will have none of the rights of a stockholder in respect of such Shares until they are issued.
        6. NONTRANSFERABILITY. The Award shall not be transferable otherwise than by will or the laws of descent and distribution, and the Award may be exercised, during the lifetime of the Employee, only by the Employee.
        7. TERMINATION OF EMPLOYMENT. In the event that the employment of the Employee is terminated (otherwise than by reason of death, disability or retirement), the Award may be exercised by the Employee (to the extent that the Employee was entitled to do so at the termination of employment) at any time within three (3) months after such termination, but not beyond the original Term thereof. So long as the Employee shall continue to be an employee of the Company or one or more of its subsidiaries, the Award shall not be affected by any change of duties or position. Nothing is this Award Agreement is intended to confer upon the Employee any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with the right of the Company or any such subsidiary to terminate employment at any time. Anything herein contained to the contrary notwithstanding, in the event of any termination of the Employee's employment for cause or if the Employee voluntarily terminates employment without cause, the Award, to the extent not theretofore exercised, shall forthwith terminate.
        8. DEATH OF EMPLOYEE. If the Employee dies while employed by the Company or one or more of its subsidiaries or within three (3) months after the termination of employement, the Award may be exercised (to the extent that Employee was entitled to do so at the time of death) by a legatee or legatees of the Employee under a last will, or by personal representatives or distributees, at any time within six (6) months after death, but not beyond the original Term of the Award.
        9. DISABILITY OF EMPLOYEE. If the employment of the Employee terminates on account of having become "disabled," as defined in Section 22(e)(3) of the Code, the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the termination of employment on account of becoming disabled) at any time within six (6) months after the date on which employment terminated, but not beyond the original Term of the Award.
        10. RETIREMENT OF EMPLOYEE. If the employment of the Employee terminated by reason of retirement entitling the Employee to benefits under the provisions of any retirement plan of the Company or a subsidiary in which the Employee participates (or, if no such plans exist, at or after age sixty-five [65]), the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the time of retirement) at any time within ninety (90) days after the date on which employment terminated, but not beyond the original Term of the Award.
        11. TAXES. The Company shall have the right to require a person entitled to receive Shares pursuant to the exercise of this Award under the Plan to pay the Company the amount of any taxes which the Company is or will be required to withhold with respect to such Shares before the certificate for such Shares is delivered pursuant to the Award. Furthermore, the Company may elect to deduct such taxes from any amounts payable in cash or in Shares at the time of exercise or from any other amounts payable any time thereafter in cash to the Employee.
        12. CHANGES IN CAPITAL STRUCTURE. In the event of changes in all of the outstanding Shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of Shares, separations, reorganizations, or liquidations, or, in the event of extraordinary cash dividends being declared with respect to the Shares, or other similar transactions, the number and class of Shares subject to the Award hereby granted and the option price thereof shall be correspondingly equitably adjusted by the Committee, or the Board if no Committee is appointed (which adjustment may, but need not, include payment in cash or in Shares in an amount equal to the difference between the option price of the Shares subject to this Option and the then current fair market value of the Shares subject to this Option, as equitably determined by the Committee or the Board, as the case may
be), as it will decide in its sole discretion.
        13. SECURITIES LAW COMPLIANCE. The Award may not be exercised and the Company shall not be required to issue any Shares hereunder if such issuance would, in the judgment of the Board or the Committee, constitute a violation of any state or federal law, or of the rules or regulations of any governmental regulatory body, or any securities exchange. The Company may, in its sole discretion, require the Employee to furnish the Company with appropriate representations and a written investment agreement prior to the exercise of the Award and the delivery of any Shares pursuant to the Award.
        14. INCORPORATION OF PROVISIONS OF THE PLAN. All of the provisions of the Plan, pursuant to which this Award is granted, are hereby incorporated by reference and made as part hereof as if specifically set forth herein, and to the extent of any conflict between this Award Agreement and the terms contained in the aforesaid Plan, the Plan shall control. To the extent any capitalized terms are not otherwise defined herein, they will have the meaning set forth in paragraph 2 of the Plan.
        IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed by its officers thereunto duly authorized, and the Employee has hereunto set his hand, all on the day and year first above written.


                                        SPECIALTY CHEMICAL RESOURCES, INC.

                                     By:   /s/  COREY ROTH
                                        --------------------------------------
                                                Corey Roth, Its Vice President

                                           /s/  EDWIN M. ROTH
                                        --------------------------------------
                                                Edwin M. Roth, Employee

                               AWARD AGREEMENT

                         (Non-Qualified Stock Option)

        This AWARD AGREEMENT is made as of this 19th day of April, 1994 between Specialty Chemical Resources, Inc., a Delaware corporation (hereinafter called the "Company"), and Edwin M. Roth, an employee of the Company or one or more of its subsidiaries (hereinafter called the "Employee").
        WHEREAS, the Company has heretofore adopted the 1989 Non-Qualified and Incentive Stock Option Plan (the "Plan"); and
        WHEREAS, it is a requirement of the Plan that an Award Agreement be executed to evidence the Non-Qualified Stock Option (the "Award") granted to the Employee.
        NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto have agreed, and do hereby agree, as follows:
        1. GRANT OF AWARD. The Company hereby grants to the Employee the right and option (hereinafter called the "Option") to purchase all or any part of an aggregate Twenty Thousand (20,000) shares of the Common Stock, $.10 par value, of the Company ("Shares") (such number being subject to adjustment as set forth herein and in the Plan) on the terms and conditions set forth herein and in the Plan.
        2. TYPE OF AWARD. The option granted under this Award Agreement is a Non-Qualified Stock Option and shall not be treated by the Company or the Employee as an Incentive Stock Option for Federal income tax purposes.

        3. PURCHASE PRICE. The option price of the Shares covered by the Option is $4.50 per share.
        4.  TERM OF AWARD.
            (a) The Term of the Award shall be for a period of five (5) years from the date hereof, subject to earlier termination as hereafter provided, and
            (b) Prior to its expiration or termination, the Award may be exercised within the following time limitations:
                 (i) After one (1) year from the date hereof, it may be exercised as to not more than one-third (1/3) of the Shares originally subject to the Option.
                 (ii) After two (2) years from the date hereof, it may be exercised as to not more than an aggregate of two-thirds (2/3) of the Shares originally subject to the Option.
                 (iii) After three (3) years from the date hereof, it may be exercised as to any part or all of the Shares originally subject to the Option.
        5.  EXERCISE OF AWARD.
            (a) In order to exercise the Award, the person or persons entitled to exercise it shall deliver to the Treasurer of the Company written notice of the number of full Shares with respect to which the Award is to be exercised. The notice shall be accompanied by payment in full for any shares being purchased, which payment will be in cash. No fractional shares shall be issued.
            (b) No Shares shall be issued until full payment therefor has been made, and the Employee will have none of the rights of a stockholder in respect of such Shares until they are issued.
        6. NONTRANSFERABILITY. The Award shall not be transferable otherwise than by will or the laws of descent and distribution, and the Award may be exercised, during the lifetime of the Employee, only by the Employee.
        7. TERMINATION OF EMPLOYMENT. In the event that the employment of the Employee is terminated (otherwise than by reason of death, disability or retirement), the Award may be exercised by the Employee (to the extent that the Employee was entitled to do so at the termination of employment) at any time within three (3) months after such termination, but not beyond the original Term thereof. So long as the Employee shall continue to be an employee of the Company or one or more of its subsidiaries, the Award shall not be affected by any change of duties or position. Nothing is this Award Agreement is intended to confer upon the Employee any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with the right of the Company or any such subsidiary to terminate employment at any time. Anything herein contained to the contrary notwithstanding, in the event of any termination of the Employee's employment for cause or if the Employee voluntarily terminates employment without cause, the Award, to the extent not theretofore exercised, shall forthwith terminate.
        8. DEATH OF EMPLOYEE. If the Employee dies while employed by the Company or one or more of its subsidiaries or within three (3) months after the termination of employement, the Award may be exercised (to the extent that Employee was entitled to do so at the time of death) by a legatee or legatees of the Employee under a last will, or by personal representatives or distributees, at any time within six (6) months after death, but not beyond the original Term of the Award.
        9. DISABILITY OF EMPLOYEE. If the employment of the Employee terminates on account of having become "disabled," as defined in Section 22(e)(3) of the Code, the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the termination of employment on account of becoming disabled) at any time within six (6) months after the date on which employment terminated, but not beyond the original Term of the Award.
        10. RETIREMENT OF EMPLOYEE. If the employment of the Employee terminated by reason of retirement entitling the Employee to benefits under the provisions of any retirement plan of the Company or a subsidiary in which the Employee participates (or, if no such plans exist, at or after age sixty-five [65]), the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the time of retirement) at any time within ninety (90) days after the date on which employment terminated, but not beyond the original Term of the Award.
        11. TAXES. The Company shall have the right to require a person entitled to receive Shares pursuant to the exercise of this Award under the Plan to pay the Company the amount of any taxes which the Compnay is or will be required to withhold with respect to such Shares before the certificate for such Shares is delivered pursuant to the Award. Furthermore, the Company may elect to deduct such taxes from any amounts payable in cash or in Shares at the time of exercise or from any other amounts payable any time thereafter in cash to the Employee.

        12. CHANGES IN CAPITAL STRUCTURE. In the event of changes in all of the outstanding Shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of Shares, separations, reorganizations, or liquidations, or, in the event of extraordinary cash dividends being declared with respect to the Shares, or other similar transactions, the number and class of Shares subject to the Award hereby granted and the option price thereof shall be correspondingly equitably adjusted by the Committee, or the Board if no Committee is appointed (which adjustment may, but need not, include payment in cash or Shares in an amount equal to the difference between the option price of the Shares subject to this Option and the then current fair market value of the Shares subject to this Option, as equitably determined by the Committee or the Board, as the case may
be), as it will decide in its sole discretion.

        13. SECURITIES LAW COMPLIANCE. The Award may not be excerised and the Company shall not be required to issue any Shares hereunder if such issuance would, in the judgment of the Board or Committee, constitute a violation of any state or federal law, or of the rules or regulations of any governmental regulatory body, or any securities exchange. The Company may, in its sole discretion, require the Employee to furnish the Company with appropriate representations and a written investment agreement prior to the excerise of the Award and the delivery of any Shares prusuant to the Award.

        14. INCORPORATION OF PROVISIONS OF THE PLAN. All of the provisions of the Plan, pursuant to which this Award is granted, are hereby incorporated by reference and made as part hereof as if specifically set forth herein, and to the extent of any conflict between this Award Agreement and the terms contained in the aforesaid Plan, the Plan shall control. To the extent any capitalized terms are not otherwise defined herein, they will have the meaning set forth in paragraph 2 of the Plan.

             IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed by its officers thereunto duly authorized, and the Employee has hereunto set his hand, all on the day and year first above written.

                                           SPECIALTY CHEMICAL RESOURCES, INC.

                                        By:  /s/ COREY ROTH
                                             ----------------------------------
                                                 Corey Roth, Its Vice President

                                             /s/ EDWIN M. ROTH
                                             ----------------------------------
                                                 Edwin M. Roth, Employee

                               AWARD AGREEMENT

                         (Non-Qualified Stock Option)

     This AWARD AGREEMENT is made as of this 25th day of April, 1995 between Specialty Chemical Resources, Inc., a Delaware corporation (hereinafter called the "Company"), and Edwin M. Roth, an employee of the Company or one or more of its subsidiaries (hereinafter called the "Employee").

     WHEREAS, the Company has heretofore adopted the 1989 Non-Qualified and Incentive Stock Option Plan (the "Plan"); and

     WHEREAS, it is a requirement of the Plan that an Award Agreement be executed to evidence the Non-Qualified Stock Option (the "Award") granted to the Employee;

     NOW, THEREFORE, in consideration of the mutual convenants hereinafter set forth and for other good and valuable consideration, the parties hereto have agreed, and do hereby agree, as follows:

     1. GRANT OF AWARD. The Company hereby grants to the Employee the right and option (hereinafter called the "Option") to purchase all or any part of an aggregate of fifty thousand (50,000) shares of the Common Stock, $.10 par value, of the Company ("Shares") (such number being subject to adjustment as set forth herein and in the Plan) on the terms and conditions set forth herein and in the Plan.

     2. TYPE OF AWARD. The option granted under this Award Agreement is a Non-Qualified Stock Option and shall not be treated by the Company or the Employee as an Incentive Stock Option for Federal income tax purposes.

     3. PURCHASE PRICE. The option price of the Shares covered by the Option is $3.75 per Share.

     4.  TERM OF AWARD.

     (a) The Term of the Award shall be for a period of five (5) years from the date hereof, subject to earlier termination as hereafter provided, and

     (b) Prior to its expiration or termination, the Award may be exercised within the following time limitations:

          (i) After one (1) year from the date hereof, it may be exercised as to not more than one-third (1/3) of the Shares originally subject to the Option.

          (ii) After two (2) years from the date hereof, it may be exercised as to not more than an aggregate of two-thirds (2/3) of the Shares originally subject to the Option.

          (iii) After three (3) years from the date hereof, it may be exercised as to any part or all of the Shares originally subject to the Option.

     5.  EXERCISE OF AWARD

     (a) In order to exercise the Award, the person or persons entitled to exercise it shall deliver to the Treasurer of the Company written notice of the number of full Shares with respect to which the Award is to be exercised. The notice shall be accompanied by payment in full for any shares being purchased, which payment will be in cash. No fractional shares shall be issued.

     (b) No Shares shall be issued until full payment therefor has been made, and the Employee will have none of the rights of a stockholder in respect of such Shares until they are issued.

     6. NONTRANSFERABILITY. The Award shall not be transferable otherwise than by will or the laws of descent and distribution, and the Award may be exercised, during the lifetime of the Employee, only by him.

     7. TERMINATION OF EMPLOYMENT. In the event that the employment of the Employee is terminated (otherwise than by reason of death, disability or retirement), the Award may be exercised by the Employee (to the extent that the Employee was entitled to do so at the termination of his employment) at any time within three (3) months after such termination, but not beyond the original Term thereof. So long as the Employee shall continue to be an employee of the Company or one or more of its subsidiaries, the Award shall not be affected by any change of duties or position. Nothing in this Award Agreement is intended to confer upon the Employee any right to continue in the employ of the Company or any of its subsidiaries or interfere in any way with the right of the Company or any such subsidiary to terminate employment at any time. Anything herein contained to the contrary notwithstanding, in the event of any termination of the Employee's employment for cause or if the Employee voluntarily terminates employment without cause, the Award, to the extent not theretofore exercised, shall forthwith terminate.

     8. DEATH OF EMPLOYEE. If the Employee dies while employed by the Company or one or more of its subsidiaries or within (3) months after the termination of employment, the Award may be exercised (to the extent that Employee was entitled to do so at the time of death) by a legatee or legatees of the Employee under a last will, or by personal representatives or distributees, at any time within six (6) months after death, but not beyond the original Term of the Award.

     9. DISABILITY OF EMPLOYEE. If the employment of the Employee terminates on account of having become "disabled," as defined in Section 22(e)(3) of the Code, the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the termination of employment on account of becoming disabled) at any time within six (6) months after the date on which employment terminated, but not beyond the original Term of the Award.

     10. RETIREMENT OF EMPLOYEE. If the employment of the Employee terminated by reason of retirement entitling the Employee to benefits under the provisions of any retirement plan of the Company or a subsidiary in which the Employee participates (or, if no such plans exist, at or after age sixty-five [65]), the Award may be exercised by the Employee (to the extent that Employee was entitled to do so at the time of retirement) at any time within ninety (90) days after the date on which employment terminated, but not beyond the original Term of the Award.

     11. TAXES. The Company shall have the right to require a person entitled to receive Shares pursuant to the exercise of this Award under the Plan to pay the Company the amount of any taxes which the Company is or will be required to withhold with respect to such Shares before the certificates for such Shares is delivered pursuant to the Award. Furthermore, the Company may elect to deduct such taxes from any amounts payable in cash or in Shares at the time of exercise or from any other amounts payable any time thereafter in cash to the Employee.

     12. CHANGES IN CAPITAL STRUCTURE. In the event of changes in all of the outstanding Shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of Shares, separations, reorganizations, or liquidations, or, in the event of extraordinary cash dividends being declared with respect to the Shares, or other similar transactions, the number and class of Shares subject to the Award hereby granted and the option price thereof shall be correspondingly equitably adjusted by the Committee, or the Board if no Committee is appointed (which adjustment may, but need not, include payment in cash or in Shares in an amount equal to the difference between the option price of the Shares subject to this Option and the then current fair market value of the Shares subject to this Option, as equitably determined by the Committee or the Board, as the case may
be), as it will decide in its sole discretion.

     13. SECURITIES LAW COMPLIANCE. The Award may not be exercised and the Company shall not be required to issue any Shares hereunder if such issuance would, in the judgment of the Board or the Committee, constitute a violation of any state or federal law, or of the rules or regulations of any governmental regulatory body, or any securities exchange. The Company may, in its sole discretion, require the Employee to furnish the Company with appropriate representations and a written investment agreement prior to the exercise of the Award and the delivery of any Shares pursuant to the Award.

     14. INCORPORATION OF PROVISIONS OF THE PLAN. All of the provisions of the Plan, pursuant to which this Award is granted, are hereby incorporated by reference and made as part hereof as if specifically set forth herein, and to the extent of any conflict between this Award Agreement and the terms contained in the aforesaid Plan, the Plan shall control. To the extent any capitalized terms are not otherwise defined herein, they will have the meaning set forth in paragraph 2 of the Plan.

     IN WITNESS WHEREOF, the Company has caused this Award Agreement to be duly executed by its officers thereunto duly authorized, and the Employee has hereunto set his hand, all on the day and year first above written.



                      SPECIALTY CHEMICAL RESOURCES, INC.

                      By:  /s/ Corey Roth
                           -----------------------------------------
                               Corey Roth, Its Vice President

                           /s/ Edwin M. Roth
                           -----------------------------------------
                               Edwin M. Roth, Employee

                           STOCK PURCHASE AGREEMENT      EXHIBIT A

       This Stock Purchase Agreement ("Agreement") is made this 8th day of June, 1995, among Edwin M. Roth ("EMR") and First Manhattan Co. ("First Manhattan"), on behalf of its partners, employees and clients that own "Common Stock" (as defined below) of Specialty Chemical Resources, Inc. ("Specialty Chemical") (collectively, the "Seller").

                                R E C I T A L S:
                                ---------------

       EMR desires to purchase from Seller and Seller desires to sell to EMR Seller's common stock, par value $.10 per share ("Common Stock"), of Specialty Chemical consisting of an aggregate of 330,100 shares of Common Stock (the "Shares").
       NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:
       1. SALE OF SHARES. On the "Closing" (as defined below), EMR will purchase the Shares from the Seller. Upon receipt of the "Purchase Price" (as defined below) from EMR, Seller will effect transfer of the Shares to EMR.
       2. DELIVERY OF PROXY. Simultaneously with the execution and delivery of this Agreement, the Seller will vote the Shares for Specialty Chemical's management slate of director nominees effective at the Annual Meeting of Stockholders of Specialty Chemical being held June 8, 1995, and at any postponements or adjournments thereof, and will deliver to the Company (or its representatives designated by EMR), a duly executed form of proxy (the "Proxy") so voting the Shares. Such proxy will be irrevocable and will be coupled with an interest.

         3. PURCHASE PRICE. At the Closing, EMR will pay to Seller, by certified check, an amount equal to $5.00 per Share, or an aggregate amount of $1,650,500 (the "Purchase Price").
         4. CLOSING. The Closing of this transaction will take place concurrently with the execution by EMR and the Seller of this Agreement.
         5. INDEMNIFICATION. EMR will indemnify and hold harmless First Manhattan and each Seller from and against any damages, loss, liability or expense (including attorneys' fees) incurred by them arising out of (a) the sale of the Shares and delivery of the Proxy to EMR or (b) the transactions contemplated by this Agreement.
         6.      MISCELLANEOUS.
                 (a) First Manhattan represents and warrants to EMR that the Sellers are the record and beneficial owners of the Shares and that the Seller will transfer good and valid title to the Shares to EMR, free and clear of any liens, charges, claims, options, pledges, adverse claims or other encumbrances.
                 (b) Each party represents and warrants that it has not incurred any liability to any broker, finder or agent for any brokerage fees, or the like, in connection with the transactions contemplated by this Agreement.
                 (c) The Seller represents and warrants to EMR that it has had the opportunity to investigate the financial condition and prospects of Specialty Chemical, including having had the opportunity to ask questions of its directors and officers, and as a result of such investigation, have determined to sell the Shares to EMR.

                (d) Each party represents and warrants that the execution and delivery of this Agreement has been duly authorized by all necessary action, that this Agreement represents the valid and binding obligation of such party enforceable against such party in accordance with its terms and that the execution and delivery of this Agreement, and the consummation by such party of the transactions provided for herein, will not conflict with or violate such party's Articles or Certificate of Incorporation or By-laws, as applicable, or any other agreement to which it is a party or violate any law, regulation, judgment, order, writ, injunction, or decree of any court, administrative agency or governmental body applicable to such party.
                (e) EMR represents and warrants that he is acquiring the Shares pursuant to this Agreement for investment purposes only, and not with a present view to the distribution thereof.
                (f) This Agreement shall be binding upon and inure to the benefit of EMR, Seller and their respective successors, assigns, heirs and personal representatives.
                (g) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.
                (h) This Agreement embodies the entire understanding and agreement among the parties, may be amended or modified only in writing, signed by the parties and supersedes any prior understandings and agreements among the parties relating to the subject matter hereof.

             (i) Each of the parties agrees to cooperate in the effectuation of the transactions contemplated by this Agreement and to execute any and all additional documents or take such additional action as shall be necessary or appropriate for such purposes.

             (j) This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware.
      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                            _______________________________
                                            Edwin M. Roth

                                            "FIRST MANHATTAN CO"


                                            By: ___________________________